EXHIBIT 99.1

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Globalstar, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 5, 2007	/s/ Kenneth D. Peterson Jr.
Name: Kenneth D. Peterson Jr.

Columbia Ventures Corporation
	By:	/s/ Kenneth D. Peterson Jr.
Kenneth D. Peterson Jr.
Chief Executive Officer